

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 28, 2025

Greg Duncan
Chief Executive Officer
Dogwood Therapeutics, Inc.
44 Milton Avenue
Alpharetta, GA 30009

> **Re: Dogwood Therapeutics, Inc.**
> **Registration Statement on Form S-3**
> **Filed May 23, 2025**
> **File No. 333-287575**

Dear Greg Duncan:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jessica Dickerson at 202-551-8013 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Darrick M. Mix, Esq.